ITEM 77C - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS


A Special Meeting of Shareholders of Vision Large Cap Growth Fund (the "Fund"), a portfolio of Vision Group of Funds, was held on January 30, 2001. The following item, which is required to be reported under this
Item 77C,  was approved at the meeting:



1. TO APPROVE A NEW SUB-INVESTMENT ADVISORY AGREEMENT WITH MONTAG & CALDWELL, INC. FOR THE FUND.

SHARES VOTED
AFFIRMATIVELY
SHARES VOTED
NEGATIVELY
SHARES ABSTAINING
1,064,168
0
550